VAN KAMPEN ADVANTAGE PENNSYLVANIA MUNICIPAL INCOME TRUST

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of David C. Arch as elected trustee by the common shareholders of the Trust 3,784,981 shares voted in his favor and 26,076 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the common shareholders of the Trust 3,784,781 shares voted in his favor and 26,276 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Trust 3,784,981 shares voted in his favor and 26,076 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Rod Dammeyer, Don G. Powell, Hugo F. Sonnenschein, Wayne Whalen and Theodore A. Myers. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 3,774,979 shares voted in favor of the proposal. 6,790 shares voted against and 29,288 shares abstained.